SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND 13e-3 THEREUNDER

ATLANTIC DATA SERVICES, INC.
(Name of the Issuer)

ATLANTIC DATA SERVICES, INC.
ADS ACQUISITION COMPANY LLC
ADS PARENT ACQUISITION LLC
ROBERT W. HOWE
WILLIAM H. GALLAGHER
LEE M. KENNEDY
GENERAL ATLANTIC PARTNERS II, L.P.
GAP COINVESTMENT PARTNERS, L.P.

(Name of Persons Filing Statement)

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

048523104
(CUSIP Number of Class of Securities)

Robert W. Howe
c/o Atlantic Data Services, Inc.
One Batterymarch Park
Quincy, MA 02169
(617) 770-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on
Behalf of the Persons Filing Statement)

Copies to:

Mitchell S. Bloom, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, MA 02110 Telephone: (617) 248-7000 Facsimile: (617) 248-7100	John J. Egan III, Esq. Dennis J. White, Esq. McDermott Will & Emery 28 State Street Boston, MA 02109-1775 Telephone: (617) 535-4000 Facsimile: (617) 535-3800	Douglas A. Cifu, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Telephone: (212) 373-3000 Facsimile: (212) 757-3990

This statement is filed in connection with (check the appropriate box):

(a)	[x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	[ ] The filing of a registration statement under the Securities Act of 1933.

(c)	[ ] A tender offer.

(d)	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [x]

Check the following box if the filing is a final amendment reporting the results of the transaction. [  ]

CALCULATION OF FILING FEE

Transaction Valuation	$32,335,808.71*	Amount of Filing Fee: $2,615.97**

*	For purposes of calculating the fee only. The amount assumes (i) the exchange of 9,736,124 shares of common stock, $.01 par value per share (the “Common Stock”), of Atlantic Data Services, Inc. for a $3.25 per share merger consideration and (ii) the conversion of options to purchase 389,842 shares of Common Stock, with an average exercise price of $1.4713, into a right to receive a cash payment equal to the product of (1) the number of shares underlying such options and (2) the difference between $3.25 and the per share exercise price of such options.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be converted in the merger.

[x]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,615.97	Filing Party:	Atlantic Data Services, Inc.
Form or Registration No.: Schedule 14A	Date Filed:	August 7, 2003

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) relates to an Agreement and Plan of Merger dated as of July 21, 2003 (as amended from time to time, the “Merger Agreement”), by and among ADS Acquisition Company LLC, a Massachusetts limited liability company (“Acquisition Company”), ADS Parent Acquisition LLC, a Massachusetts limited liability company (“Parent LLC”) and Atlantic Data Services, Inc., a Massachusetts corporation (the “Company”). A copy of the Merger Agreement is filed as Annex A to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on the date hereof. This Schedule 13E-3 is being filed by Robert W. Howe, William H. Gallagher, Lee M. Kennedy, General Atlantic Partners II, L.P., a Delaware limited partnership, and GAP Coinvestment Partners, L.P., a New York limited partnership (the “Principals”), the Company, Acquisition Company, a wholly-owned subsidiary of Parent LLC, and Parent LLC, which is owned solely by the Principals (each a “Filing Person” and collectively, the “Filing Persons”).

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

     The information set forth in the sections entitled “Questions and Answers About the Merger” and “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

     (a)  The Company is the subject company of this Schedule 13E-3. The information set forth in the section of the Proxy Statement entitled “Summary Term Sheet – The Companies” is incorporated herein by reference.

     (b)-(d) The Common Stock is the subject class of equity securities. The information set forth in the section of the Proxy Statement entitled “Certain Information Concerning Our Company — Price Range of Shares; Dividends; and Stock Repurchases” is incorporated herein by reference.

     (e)  Not applicable.

     (f)  No Filing Person has purchased any shares of Common Stock during the past two years.

Item 3. Identity and Background of Filing Persons.

Regulation M-A Item 1003

     (a)-(c) This Schedule 13E-3 is being filed by the Filing Persons. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet – The Companies,” “Summary Term Sheet – The Principals” and “Special Factors – Identity and Background” is incorporated herein by reference.

     No Filing Person or any person specified in Instruction C of this Schedule 13E-3: (a) has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

     (a)(2) The information set forth in the cover page of the Proxy Statement and in the sections of the Proxy Statement entitled “Question and Answers About the Merger,” “Summary Term Sheet,” “Special Factors – Our Reasons for the Merger and Fairness of the Merger,” “Special Factors – The Reasons of Acquisition Company, Parent LLC and the Principals for the Merger and Fairness of the Merger,” “The Special Meeting – Required Votes,” “The Merger Agreement and Other Material Agreements,” “Accounting Treatment” and “Material United States Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

     (b)  Not applicable.

     (c)  The information set forth in the sections of the Proxy Statement entitled “The Merger Agreement and Other Material Agreements,” “Certain Information Concerning Our Company — Interests of Certain Persons in the Merger” and “Certain Information Concerning Our Company – Option Payments To Executive Officers and Directors” is incorporated herein by reference.

     (d)  The information set forth in the section of the Proxy Statement entitled “The Special Meeting – Appraisal Rights” is incorporated herein by reference.

     (e)  No provisions have been made.

     (f)  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Amendments.

Regulation M-A Item 1005

     (a)  The information set forth in the section of the Proxy Statement entitled “Certain Information Concerning Our Company — Interests of Certain Persons in the Merger” is incorporated herein by reference.

     (b)-(c) The information set forth in the section of the Proxy Statement entitled “Special Factors – Background of the Merger” is incorporated herein by reference.

     (e)  The information set forth in the sections of the Proxy Statement entitled “Certain Information Concerning Our Company — Interests of Certain Persons in the Merger,” “Certain Information Concerning Our Company – Option Payments To Executive Officers and Directors” and “The Merger Agreement and Other Material Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

     (b)  The information set forth in the sections of the Proxy Statement entitled “The Merger Agreement and Other Material Agreements – Merger Agreement – Merger Consideration” and “The Merger Agreement and

Other Material Agreements – Merger Agreement – Treatment of Options and Warrants” is incorporated herein by reference.

     (c)  The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Questions and Answers about the Merger,” “Special Factors – Purposes of the Merger and Plans or Proposals” and “The Merger Agreement and Other Material Agreements” is incorporated herein by reference.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

Regulation M-A Item 1013

     (a)-(d) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Questions and Answers about the Merger,” “Special Factors – Our Reasons for the Merger and Fairness of the Merger,” “Special Factors – The Reasons of Acquisition Company, Parent LLC and the Principals for the Merger and Fairness of the Merger,” “Special Factors – Purposes of the Merger and Plans or Proposals” and “Material United States Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

     (a)-(b) The information set forth in the sections of the Proxy Statement entitled “Special Factors – Our Reasons for the Merger and Fairness of the Merger” and “Special Factors – The Reasons of Acquisition Company, Parent LLC and the Principals for the Merger and Fairness of the Merger” is incorporated herein by reference.

     (c)  The information set forth in the section of the Proxy Statement entitled “The Special Meeting — Required Votes” is incorporated herein by reference.

     (d)  The information set forth in the sections of the Proxy Statement entitled “Special Factors – Our Reasons for the Merger and Fairness of the Merger” and “Special Factors – Opinion of Adams, Harkness & Hill, Inc.” is incorporated herein by reference.

     (e)  The information set forth in the section of the Proxy Statement entitled “Special Factors – Recommendations of the Independent Committee and Board of Directors” is incorporated herein by reference.

     (f)  None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

     (a)-(c) The information set forth in the section of the Proxy Statement entitled “Special Factors – Opinion of Adams, Harkness & Hill, Inc.,” Annex B to the Proxy Statement, “Opinion of Adams, Harkness & Hill, Inc.” and the Fairness Opinion Presentation, dated as of July 21, 2003, prepared by Adams, Harkness & Hill, Inc. attached hereto as Exhibit (c)(2) is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

     (a)  The information set forth in the section of the Proxy Statement entitled “Merger Financing” is incorporated herein by reference.

     (b)  Not applicable.

     (c)  The information set forth in the section of the Proxy Statement entitled “Estimated Fees and Expenses of the Merger” and “The Merger Agreement and Other Material Agreements – The Merger Agreement – Expenses; Termination Fee” is incorporated herein by reference.

     (d)  Not applicable.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

     (a)  The information set forth in the sections of the Proxy Statement entitled “Certain Beneficial Ownership of Shares,” “Certain Information Concerning Our Company — Interests of Certain Persons in the Merger” and “Certain Information Concerning Our Company – Option Payments To Executive Officers and Directors” is incorporated herein by reference.

     (b)  Not applicable.

Item 12. The Solicitation or Recommendation.

Regulation M-A Item 1012

     (d)  and (e) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet – Overview,” “Certain Information Concerning Our Company — Interests of Certain Persons in the Merger,” “Special Factors – The Reasons of Acquisition Company, Parent LLC and the Principals for the Merger and Fairness of the Merger” and “The Merger Agreement and Other Material Agreements – The Voting Agreement” is incorporated herein by reference.

Item 13. Financial Statements.

Regulation M-A Item 1010

     (a)  (1)-(3) The financial statements set forth in Annex C to the Proxy Statement, Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2003 and Annex D to the Proxy Statement, Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2003 are incorporated herein by reference.

     (4)  The book value per share as of the end of the fiscal quarter ended June 30, 2003 is $2.87.

     (b)  Not applicable.

Item 14. Persons/Assets Employed, Retained, Compensated or Used.

Regulation M-A Item 1009

     (a), (b) The information set forth in the sections of the Proxy Statement entitled “Special Factors – Background of the Merger,” “Special Factors – Opinion of Adams, Harkness & Hill, Inc.” and “The Special Meeting – Solicitation of Proxies” is incorporated herein by reference.

Item 15. Additional Information.

Regulation M-A Item 1011

     Additional information as set forth in the Proxy Statement, including the Annexes thereto, and the information set forth in the section of the Proxy Statement entitled “Certain Legal Matters and Regulatory Approvals – Litigation” is incorporated herein by reference in its entirety.

Item 16. Exhibits.

Regulation M-A Item 1016

     (a)  Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 7, 2003 and incorporated herein by reference.

     (c)(1) Opinion Letter, dated as of July 21, 2003, from Adams, Harkness & Hill, Inc. to the Independent Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement)

     (c)(2) Fairness Opinion Presentation, dated as of July 21, 2003, prepared by Adams, Harkness & Hill, Inc.

     (d)(1) Agreement and Plan of Merger, dated as of July 21, 2003, by and among Acquisition Company, Parent LLC and the Company (incorporated herein by reference to Annex A to the Proxy Statement)

     (d)(2) Form of Voting Agreement, dated as of July 21, 2003, by and between the Company and the Stockholder (incorporated herein by reference to Annex E to the Proxy Statement)

     (d)(3) Form of Indemnification Agreement, dated as of July 21, 2003, by and between the Company and the Indemnitee (incorporated herein by reference to Annex F to the Proxy Statement)

     (f)  Sections 85 through 98 of Chapter 156B of the General Laws of the Commonwealth of Massachusetts (incorporated herein by reference to Annex G to the Proxy Statement)

SIGNATURES

     After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2003

ATLANTIC DATA SERVICES, INC

By: /s/ Robert W. Howe

Robert W. Howe, Chief Executive Officer

ADS ACQUISITION COMPANY LLC

By: /s/ Robert W. Howe

Robert W. Howe, Manager

ADS PARENT ACQUISITION LLC

By: /s/ Robert W. Howe

Robert W. Howe, Manager

/s/ Robert W. Howe
Robert W. Howe

/s/ William H. Gallagher
William H. Gallagher

/s/ Lee M. Kennedy
Lee M. Kennedy

GENERAL ATLANTIC PARTNERS II, L.P.

By: General Atlantic Partners, LLC, Its general partner

By: /s/ Matthew Nimetz
Matthew Nimetz A Managing Member

GAP COINVESTMENT PARTNERS, L.P.

By: /s/ Matthew Nimetz
Matthew Nimetz A General Partner

EXHIBIT INDEX

     (a)  Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 7, 2003 and incorporated herein by reference.

     (c)(1) Opinion Letter, dated as of July 21, 2003, from Adams, Harkness & Hill, Inc. to the Independent Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement)

     (c)(2) Fairness Opinion Presentation, dated as of July 21, 2003, prepared by Adams, Harkness & Hill, Inc.

     (d)(1) Agreement and Plan of Merger, dated as of July 21, 2003, by and among Acquisition Company, Parent LLC and the Company (incorporated herein by reference to Annex A to the Proxy Statement)

     (d)(2) Form of Voting Agreement, dated as of July 21, 2003, by and between the Company and the Stockholder (incorporated herein by reference to Annex E to the Proxy Statement)

     (d)(3) Form of Indemnification Agreement, dated as of July 21, 2003, by and between the Company and the Indemnitee (incorporated herein by reference to Annex F to the Proxy Statement)

     (f)  Sections 85 through 98 of Chapter 156B of the General Laws of the Commonwealth of Massachusetts (incorporated herein by reference to Annex G to the Proxy Statement)